DOUBLELINE FUNDS TRUST AND DOUBLELINE EQUITY FUNDS

AMENDED AND RESTATED

DISTRIBUTION PLAN

This Amended and Restated Plan (the “Plan”) constitutes the Distribution Plan for the Class A, Class C, and Class N shares of each series (each a “Fund” and collectively the “Funds”) of DoubleLine Funds Trust and DoubleLine Equity Funds (the “Trusts”) adopted pursuant to the provisions of Rule 12b-1 (the “Rule”) under the Investment Company Act of 1940, as amended (the “Act”). During the effective term of this Plan, each Trust may incur expenses primarily intended to result in the sale of its shares upon the terms and conditions hereinafter set forth:

1. Each Fund may make payments to the distributor of its shares (the “Distributor”), in the form of fees or reimbursements, to compensate the distributor for services provided and expenses incurred by it for purposes of promoting the sale of Class A, Class C, and Class N shares of the Fund, reducing redemptions of Class A shares, Class C shares, and Class N shares of the Fund, or maintaining or improving services provided to holders of Class A shares, Class C shares, and Class N shares of the Fund by the Distributor and financial institutions, including, without limitation, investment dealers. The amount of such payments and the purposes for which they are made shall be determined by the Qualified Trustees (as defined below). Payments under this Plan in any fiscal year shall not exceed the following annual rates: 0.25% of the average net asset value of the Fund attributable to its Class A shares, 1.00% of the average net asset value of the Fund attributable to its Class C shares, and 0.25% of the average net asset value of the Fund attributable to its Class N shares, as determined at the close of each business day during the fiscal year. A majority of the Qualified Trustees may, at any time and from time to time, reduce the amount of such payments, or may suspend the operation of the Plan, with respect to one or more classes of shares of one or more of the Funds for such period or periods of time as they may determine.

2. Unless otherwise permitted by applicable law, the Plan shall not take effect with respect to a class of shares of a Fund until (a) it has been approved by a vote of a majority of the outstanding shares of such class of shares of the Fund in question if required under the Rule; (b) it has been approved, together with any related agreements, by votes of the majority (or whatever greater percentage may, from time to time, be required by Section 12(b) of the Act or the rules and regulations thereunder) of both (i) the Trustees of the applicable Trust, and (ii) those Trustees of the applicable Trust who are not “interested persons” of the applicable Trust and have no direct or indirect financial interest in the operation of the Plan or any agreements related to it (the “Qualified Trustees”), cast in person at a meeting (or meetings) called for the purpose of voting on the Plan and/or such related agreements; and (c) the Fund has received the proceeds of the initial public offering of the class of shares in question.

3. This Plan shall continue in effect with respect to a Fund and any class of shares of such Fund for a period of more than one year after it takes effect so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in paragraph 2(b) herein.

4. Any person authorized to direct the disposition of monies paid or payable by a class of shares pursuant to the Plan or any related agreement shall provide to the Trusts’ Boards of Trustees, and the Boards shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

5. This Plan may be terminated with respect to a class of shares of a Fund at any time by vote of a majority of the Qualified Trustees or by vote of the majority of the outstanding voting securities of such class of shares.

6. Any agreement related to the Plan shall be in writing and shall provide: (a) that such agreement may be terminated at any time as to a Fund or any class of shares of a Fund, without payment of any penalty, by vote of a majority of the Qualified Trustees or by vote of a majority of the outstanding securities of the outstanding shares of the Fund or such class of shares, respectively, on not more than sixty (60) days’ written notice to any other party to the agreement; and (b) that such agreement shall terminate automatically in the event of its assignment.

7. This Plan may not be amended to increase materially the amount of distribution expenses with respect to a class of shares of a Fund without the approval of a majority of the outstanding voting securities of such class of shares, and all material amendments to this Plan with respect to a class of shares of a Fund shall be approved in the manner provided for approval of this Plan in paragraph 2(b) hereof.

8. To the extent any payments made by the Funds, directly or through the Distributor, for shareholder support and/or administrative services or otherwise, are deemed to be payments for the financing of any activity primarily intended to result in the sale of shares within the context of Rule 12b-1 under the Act, such payments shall be deemed to have been approved pursuant to this Plan. Notwithstanding anything herein to the contrary, the Funds shall not be obligated to make any payments under this Plan that exceed the maximum amounts payable under NASD Rule 2830 (or any successor rules adopted or amended by the Financial Industry Regulatory Authority).

9. Each Trust shall preserve copies of the Plan, any related agreement and any report made pursuant to Paragraph 4 hereof, for a period of not less than six years from the date of the Plan, such agreement or report, as the case may be, the first two years of which to be in an easily accessible place.

10. The provisions of the Plan are severable for each class of shares of each Fund, and whenever any action is to be taken with respect to the Plan, such action shall be taken separately for each class of shares of each Fund affected.

11. As used in the Plan, the terms “assignment,” “interested person” and “a majority of the outstanding voting securities” shall have the respective meanings specified in the Act and the rules and regulations thereunder, subject to such exemption or interpretation as may be provided by the Securities and Exchange Commission or the staff thereof.

Adopted by DoubleLine Funds Trust

Board of Trustees on March 25, 2010

Reviewed and approved: August 25, 2010

Reviewed and approved: February 27, 2013

Adopted by DoubleLine Equity Funds

Board of Trustees on February 27, 2013

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